

January 4, 2011

Peter A. Ragauss
Senior Vice President and Chief Financial Officer
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118

> **Re: Baker Hughes Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**

Dear Mr. Ragauss:

We have reviewed your filing and your letter dated October 20, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

1.   We note your responses to comment 1 in our letter dated May 25, 2010, comment 1 in our letter dated July 23, 2010, and comment 1 from our letter dated October 12, 2010, as well as your responses to comments issued in telephone conference calls held on September 15 and October 12, 2010. In future filings, please expand your disclosure to disclose all material information regarding your potential liability in the event that your employees or any of your products are involved in an event that leads to property damage, personal injury, death or the discharge of hazardous materials into the environment. For example, and without limitation, please disclose the information provided in your responses regarding allocation of liability and related indemnification obligations in your customer contracts, the nature of the claims that are covered by your insurance policies, and material exclusions from such coverage. Please ensure that your disclosure addresses, without limitation, your potential liability in connection with any negative environmental effects.

Such disclosure should be set forth in the "Business" section of your annual report and in the "Risk Factors" section, as applicable. Please provide a sample of your proposed disclosure for our review.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Parker Morrill at (202) 551-3696, Laura Nicholson at (202) 551-3584, or me at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director